International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts  02021

April 18, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:                              International Electronics, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed on April 11, 2007
SEC File No. 000-16305

Ladies and Gentlemen,

I am writing to you in my capacity as President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board of Directors of International Electronics, Inc. (“IEI”), further to the letter, dated April 12, 2007, from the Staff of the Securities and Exchange Commission (the “Staff”) to Choate, Hall & Stewart LLP regarding IEI.

IEI acknowledges that:

•                  IEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  IEI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Waldstein
John Waldstein
President, Chief Executive Officer, Treasurer,
Chief Financial Officer and Chairman of the Board